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VIA EDGAR AND FACSIMILE

November 21, 2004

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Elaine Wolff, Special Counsel

Re:	Feldman Mall Properties, Inc. Registration No. 333-118246

Dear Ms. Wolff:

On behalf of our client, Feldman Mall Properties, Inc., a Maryland corporation (the “Company”), and in accordance with our telephone conversations on Friday, November 19, 2004, with the Staff, we wish to set forth (i) our final summary of the Rule 152 question (with new deal precedents cited for support), (ii) our argument that a Black Box-type analysis should be available to the contribution transactions, (iii) if needed, proposed revised language to be added to the Prospectus relating to the integration issues raised by the Staff that reflects the preliminary comments given by the Staff on Friday afternoon and (iv) additional analysis of the lack of any requirement to include Prior Performance Tables relating to Tower Realty Trust (“Trust”).

Final Rule 152 Analysis

While we have discussed this issue several times, we wanted to make crystal clear that the Staff fully understands the terms of the contribution transactions involving the owners of Feldman Equities of Arizona, LLC (“FEA”). As disclosed in the Prospectus, FEA is a limited liability company, which prior to the initial filing of the Company’s registration statement, was owned by four members: Feldman Partners LLC (a entity controlled by Larry Feldman and owned by him and his family), Jim Bourg, the Company’s Executive Vice President and Chief Operating Officer, Scott Jensen, the Company’s Executive Vice President of Leasing, and Jeffrey Erhart the Company’s Executive Vice President and General Counsel. The economic interests of each member, as disclosed in the Prospectus was, prior to the initial filing and the closing of any contribution transactions, as follows: Feldman Partners LLC (56%); Jim Bourg (15.5%): Scott Jensen (15.5%); and Jeffrey Erhart (13.1%).

The contribution agreements that have been executed by the contributors simply provide for them to exchange their interests in FEA for exactly the same economic interests in the Company’s operating partnership. Nothing could be more exact, precise or definite. In fact, two of the contributors, Jim Bourg and Scott Jensen, closed their contribution transactions with the Company’s operating partnership prior to the initial filing of the Company’s registration statement and since such closing have been the sole limited partners of the operating partnership. The other two contributors will close their contribution transactions prior to the closing of the Company initial public offering.

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United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 21, 2004

Of course, once the Company closes the public offering, the Company will also hold a partnership interest in the operating partnership that will reduce the economic interests of the contributors. It was not possible, at the time of the initial filing of the Company’s registration statement, to know with certainty how much the Company will be raising in the public offering or the price per share of that offering, so it was also not possible to define the final economic interests of the contributors prior to the initial registration statement filing.

This structure is no different from the contribution arrangements that were used in two recent REIT IPOs, Kite Realty and U-Store-It Trust. In both deals, the final ownership interests of the contributors were uncertain until, the Enterprise Value of the new public company was calculated in the words of the contribution agreements “as determined by [the Company] in consultation with its underwriters.”

We also wish to note that the fact that there will always be uncertainty in the final ownership interests held by the contributors in REIT transactions has been long recognized by commentators who have analyzed these transactions and the availability of Rule 152. For example, one commentator noted as follows:

One significant obstacle is the difficulty of obtaining written consent, prior to the filing of the registration statement for the REIT from all parties receiving securities in the consolidation, particularly in situations in which such investors will not subsequently be entitled to change their investment decision based on pricing or other developments which may occur in connection with the public offering many months later. Because of the time lag between tying up the private investors and closing on the REIT offering, many material developments could occur which would ordinarily dictate a renegotiation with the private investors and or a modification to the written agreement (which will not be possible if you are relying on Rule 152). For example, the amount that the private investors eventually receive depends on the underwriter’s subsequent pricing of the REIT securities and its determination of the dividend yield which it believes is necessary to attract the new REIT investors. The existing investors commonly will only receive the remaining equity in the new REIT based on the pricing and yield determinations. These determinations may not be made until 6 to 12 months after the existing investors have signed their binding agreements. Therefore, the binding agreements generally recite only a minimum number of shares to be received by an investor (or a formula to determine the number of shares) because such agreements cannot be renegotiated and modified after the pricing determinations are made by the underwriters. (our emphasis) See “Integration Issues in Real Estate Offerings,” Judith D. Fryer, From Insights, The Corporate & Securities Law Advisor, May 1995.

The contribution agreements for the Feldman transactions have been prepared with these basic issues in mind. All uncertainties that were capable of being resolved prior to filing were resolved in the formulas set forth in the contribution agreements. The formulas used in the Feldman contribution agreements are, of course, simpler and more straight forward than those used in either the Kite or U-Store-It transactions. The simplicity in the Feldman deal is available because the Feldman

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United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 21, 2004

contribution transaction involves only the transfer of the ownership interests in a single company (FEA) to the operating partnership rather than the contribution of interests in multiple entities as was the case in both Kite Realty and U-Store-It. Both of these transactions present the same issue of not being able to know the final ownership interest until the deal is priced and the enterprise value is “determined by [the Company] in consultation with its underwriters.” Yet, both deals (like Feldman) meet the Staff’s positions relating to Rule 152.

Alternative Black Box Analysis

     We also believe that it would be most appropriate and consistent with the Staff’s prior positions and the protection of investors if a Black Box-type analysis were applied to cover the contribution agreements in the Feldman transaction. As indicated above, the deal was structured so that the contribution transactions for Jim Bourg and Scott Jensen were closed prior to the initial filing of the Company’s registration statement. They have been since prior to the initial filing of the Company’s registration statement holders of limited partnership interests in the Company’s operating partnership. This means that only two contributors, Feldman Partners LLC (the Larry Feldman entity) and Jeff Erhart, are parties to contribution transactions that were not closed prior to the initial filing of the Company’s registration statement. We are aware that the Staff has, in the past, applying a Black Box-type analysis, permitted post-filing contribution transactions to occur, limited to a very small number (two or three) accredited investors. Both Messrs. Feldman and Erhart are of course highly sophisticated accredited investors and we believe that it would be consistent with prior Staff approaches on these matters to extend the Black Box position to these two contributors as well.

Proposed Language

     Nevertheless, because time is not a luxury we continue to hold and the resolution of these issues is delaying the launching of the marketing phase of the transaction, we have proposed to include language in the Prospectus that addresses the integration issues raised by the Staff. We appreciate very much the Staff taking the time to give us preliminary thoughts Friday afternoon and understand that additional comments may follow later on Monday morning. To save time, we have gone ahead and revised the disclosure in accordance with the preliminary comments. Attached to this letter as Exhibit A is a revision to the Risk Factor language sent earlier on Friday, marked against that earlier version. In this draft, we have (i) removed the disclosure references to the share and OP unit counts and (ii) added a sentence explaining the consequences to the Company of the exercise by the contributors of their potential rescission rights.

Track Record Prior Performance Information

     In our prior discussions with the Staff, we have been advised that with more than 80% of the offering proceeds specified in the Prospectus the Company is not a “blind pool” and the Prospectus need not include prior performance information mandated by Guide 5. In anticipation of possible future events, we are concerned that if the initial public offering were upsized, it is possible that a larger portion of the proceeds of the offering may be unspecified, which could lead to the Company

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United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 21, 2004

falling back into the blind pool category which could in turn require the Company to include the Guide 5 prior performance information in its filing.

In recognition of these potential circumstances, the Company has included in the Prospectus Narrative Summary track record information about Tower in accordance with Item 8 of Guide 5. As we indicated to the Staff in our prior communications, we do not believe that the Prior Performance Tables set forth in the Appendix to Guide 5 translate into information about a publicly traded, NYSE-listed REIT, like Tower. In addition, we note that the members of the management team of the Company left the employment of Tower in August 1998, more than six years ago, and the instructions to the Prior Performance Tables ask for information within a more recent period of time. Specifically, the Instructions to the Prior Performance Tables state, as follows:

Table I. Experience in Raising and Investing Funds (on a percentage basis) Instructions:

1.    Include information only for programs the offering of which closed in the most recent three years. (our emphasis)

Table 11. Compensation to Sponsor Instructions

1.    Include in a separate column for each program aggregated payments made to the sponsor only by real estate programs the offering of which closed in the most recent three years. Include in another separate column aggregate payments to the sponsor in the most recent three years from all other programs and indicate the number of programs involved. (our emphasis)

Table III. Operating Results of Prior Programs Instructions:

l .    Include information only for programs the offerings of which closed in the most recent five years. Financial data for each program should be presented separately for each year. (our emphasis)

Table IV. Results of Completed Programs Instructions.

1.    Include programs that have completed operations (no longer hold properties) in the most recent five years, even if they still hold notes. (our emphasis)

Table V. Sales or Disposals of Properties Instructions:

1.    Include all sales or disposals of property by programs with similar investment objectives within the most recent three years. (our emphasis)

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United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 21, 2004

Table VI. Acquisitions of Properties by Programs Instructions:

l . Include the following table only in Part Il of the registration statement.

2. Include all properties acquired by any prior programs with similar investment objectives in the most recent three years. (our emphasis)

These Instructions to the Prior Performance Tables are clear that, even if the prior performance tables were required for Tower, the management team left Tower before the commencement of any of the time periods set forth in the Instructions. For this reason, we do not believe that the Tables should be included in the Company’s filing even if the Company were to amount to a blind pool.

We would greatly appreciate resolving these matters as quickly as possible. Questions in connection with this letter should be directed to the undersigned at 212-878-8527.

Thank you for all of your thoughts and attention to this filing.

Very truly yours,

/s/ Jay L. Bernstein

Jay L. Bernstein, Esq.

cc:	Karen Garnett, Esq. Jeffrey A. Shady, Esq. Larry Feldman Jim Bourg Tom Wirth Alexander G. Simpson, Esq.

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United States Securities and Exchange Commission Attention: Elaine Wolff, Special Counsel	November 21, 2004

 Exhibit A
Revised Integration Rider

The exemption from the registration requirements of the Securities Act may not be available in the formation transactions. In connection with the formation transactions, members of our management team will receive ~~100,000~~ shares of common stock and ~~989,684~~ OP units ~~to be held by Larry Feldman, our Chairman and Chief Executive Officer, and his affiliates, 233,504 OP units to be held by Jim Bourg, our Executive Vice President and Chief Operating Officer, 233,504 OP units to be held by Scott Jensen, our Executive Vice President of Leasing, 160,000 OP units to be held by Jeffrey Erhart, our Executive Vice President and General Counsel~~. The offering and issuance of these equity securities to our management team has been structured as a private placement transaction that is exempt from the registration requirements under the Securities Act of 1933 pursuant to the exemption afforded by Section 4(2) thereof and/or Regulation D thereunder. Under federal securities laws as interpreted by the Securities and Exchange Commission, an exemption from the registration requirements of the Securities Act of 1933 may not be available to an otherwise valid private placement if that private placement is determined to be “integrated” with another public offering. Generally, a valid private placement will not be “integrated” with another registered offering if the investor in the private placement has completed its investment decision with regard to the private placement before the initial filing of the registration statement for the registered offering and the definitive investment agreement executed prior to the initial filing of the registration statement is complete and encompass all material terms. In addition, federal securities laws provide for a one-year rescission right for investors who purchase securities in an unregistered transaction for which the private offering exemption is not available. An investor successfully asserting a rescission right during the one-year time period has the right to require the issuer to repurchase the securities issued to the investor at the price paid by the investor in the offering. Because the investment agreements executed by the management team prior to the initial filing of the registration statement of which this prospectus is a part provide for the issuance to the management team of a ~~fixed~~ percentage of the pre-offering equity of the operating partnership (rather than a fixed number or final percentage~~)~~ of ~~the equity~~ securities of the ~~company and the~~ operating partnership ~~that will not be sold by us in the offering made pursuant to this prospectus~~), a question may arise under federal securities laws as to whether the investment decisions of the management team were made prior to the initial filing of such registration statement, which could make the private placement exemption unavailable for the private placement made to the management team. On this issue, we have obtained an opinion from ~~its~~ our legal counsel that the offer and issuance of the equity securities to the management team is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and/or Regulation D promulgated thereunder. In addition, we will avoid any possible liability arising out of the private placement of the equity securities to the management team because each member of the management team has (i) indicated in writing to us that he will not under any circumstances exercise any rescission rights arising out of the formation transactions, (ii) irrevocably waived any right to rescission that may arise with respect to the formation transactions and (iii) irrevocably agreed with us and the operating partnership to contribute to the operating partnership any proceeds received by him as a result of any rescission action arising out of the formation transactions if it is ultimately determined that such statement and/or waiver is not enforceable.